Exhibit 99.1

FORM 51-102F3
MATERIAL CHANGE REPORT
1.Name and Address of Company
Baytex Energy Corp. ("Baytex")
2800, 520 - 3rd Avenue S.W.
Calgary, Alberta T2P 0R3

2.    Date of Material Change
March 11, 2015 and March 12, 2015.
3.    News Release
Two news releases disclosing in detail the information summarized in this material change report were issued by Baytex on March 11, 2015 and March 12, 2015, respectively. Both of these news releases were disseminated through the facilities of a recognized news service and would have been received by the securities commissions where Baytex is a reporting issuer in the normal course of their dissemination.
4.    Summary of Material Change
On March 11, 2015, Baytex entered into an agreement with a syndicate of underwriters co-led by Scotia Capital Inc. and RBC Dominion Securities Inc., on their own behalf and on behalf of CIBC World Markets Inc., BMO Nesbitt Burns Inc., National Bank Financial Inc., TD Securities Inc., Barclays Capital Canada Inc., Desjardins Securities Inc., Merrill Lynch Canada Inc., Peters & Co. Limited, AltaCorp Capital Inc., FirstEnergy Capital Corp., Macquarie Capital Markets Canada Ltd. and Raymond James Ltd. (collectively, the "Underwriters") to sell, on a bought deal basis, 28,820,000 common shares in the capital of Baytex (the "Common Shares") at a price of $17.35 per share (the "Offering Price") for gross proceeds of approximately $500 million.
On March 12, 2015, Baytex and the Underwriters entered into an agreement to increase the offering to 31,700,000 Common Shares at the Offering Price for gross proceeds of approximately $550 million (the "Offering").
5.    Full Description of Material Change
5.1    Full Description of Material Change
On March 11, 2015, Baytex entered into an agreement with the Underwriters to sell, on a bought deal basis, 28,820,000 Common Shares at the Offering Price for gross proceeds of approximately $500 million.
On March 12, 2015, Baytex and the Underwriters entered into an agreement to increase the offering to 31,700,000 Common Shares at the Offering Price for gross proceeds of approximately $550 million.
Baytex also granted the Underwriters an over-allotment option to purchase up to an additional 4,755,000  Common Shares at the Offering Price, exercisable in whole or in part, at any time and from time to time, for a period of 30 days following closing of the Offering, to cover over-allotments, if any, and for market stabilization purposes. The maximum gross proceeds that will be raised under the Offering will be approximately $632.5 million should the over-allotment option be exercised in full.
The net proceeds of the Offering will be used to reduce bank indebtedness, increase working capital and fund ongoing capital expenditures.

The Common Shares will be offered by way of a short form prospectus filed in each of the provinces of Canada and registered in the United States pursuant to a registration statement filed under the multi-jurisdictional disclosure system. The Offering is subject to customary closing conditions, including receipt of applicable regulatory and stock exchange approvals, and is expected to close on or about April 2, 2015.
5.2    Disclosure for Restructuring Transactions
Not applicable.
6.    Reliance on Subsection 7.1(2) of National Instrument 51-102
Not applicable.
7.    Omitted Information
Not applicable.
8.    Executive Officer
For further information, contact Murray J. Desrosiers, Vice President, General Counsel and Corporate Secretary of Baytex, at (587) 952-3000.
9.    Date of Report
March 18, 2015.
Advisory
Certain statements in this material change report are "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and "forward-looking information" within the meaning of applicable Canadian securities legislation (collectively, "forward-looking statements"). Specifically, this material change report contains forward-looking statements relating to but not limited to: the anticipated closing date for the Offering and the use of the net proceeds of the Offering. The forward-looking statements contained in this material change report speak only as of its date and are expressly qualified by this cautionary statement.
These forward-looking statements are based on certain key assumptions regarding, among other things, the timing of obtaining regulatory approvals; the successful completion of the Offering; the general continuance of current industry conditions; and the continued availability of adequate debt and equity financing and funds from operations to fund our planned expenditures. Readers are cautioned that such assumptions, although considered reasonable by Baytex at the time of preparation, may prove to be incorrect.
Actual results achieved will vary from the information provided herein as a result of numerous known and unknown risks and uncertainties, including, but not limited to, that the Offering will not be completed within the anticipated times or at all; failure to receive all required regulatory approvals; limited unfavorable or lack of access to capital markets; and declines in oil and natural gas prices. Additional risk factors are discussed in our Annual Information Form, Annual Report on Form 40-F and Management's Discussion and Analysis for the year ended December 31, 2014, as filed with Canadian securities regulatory authorities and the U.S. Securities and Exchange Commission.
There is no representation by Baytex that actual results achieved will be the same in whole or in part as those referenced in such forward-looking statements and Baytex does not undertake any obligation to update publicly or to revise any of the included forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required by applicable securities laws.
A registration statement relating to the Common Shares has been filed with the U.S. Securities and Exchange Commission but has not yet become effective. The Common Shares may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. A written prospectus relating to the Offering may be obtained from Baytex’s Corporate Secretary at Suite 2800, Centennial Place, East Tower, 520 – 3rd Avenue S.W., Calgary, Alberta, Canada, T2P 0R3, Telephone: (587) 952-3000.